

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2007

Mr. Hugh Idstein
Chief Financial Officer
Dune Energy, Inc.
3050 Post Oak Blvd., Suite 695
Houston, Texas 77056

> **Re: Dune Energy, Inc.**
> **Response Letter Dated January 18, 2007**
> **File No. 001-32497**

Dear Mr. Idstein:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Engineering Comments

1.   Please revise your document to include all the required information by SFAS 69 and Industry Guide 2. This includes:

- the amount of net oil and gas production for each of the last three years;
- the average price realized for oil and gas in each of the last three years;
- the amount of gross and net productive oil and gas wells;
- gross and net developed and undeveloped acres;
- your drilling success in each of the last three years for exploration and development drilling;
- the per unit operating costs for each of the last three years;

- other required information.

Supplemental Oil and Gas Information, page F-15

Oil and Gas Reserve Data, page F-15

2.   We have reviewed your response to prior comment 19 of our letter dated December 22, 2006. As previously requested, please confirm that in future filings you will provide appropriate explanations for significant changes that appear in your reserve table. Please see paragraph 11 of SFAS 69.

3.   We have reviewed you response to prior comment 21. We believe that only two parallel and adjacent locations to a producing horizontal well can be booked as proved undeveloped reserves. Please revise your reserve estimate to conform to this guidance or tell us why you believe you have demonstrated a certainty of production with more locations.

4.   Tell us the impact of limiting your proved undeveloped locations to only two parallel and adjacent locations to a producing horizontal well on your proved undeveloped reserves and on your financials, as of December 31, 2005. We may have additional comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Petroleum Engineer, James Murphy, at (202) 551-3703 with questions about engineering comments. Please contact Jennifer Goeken at (202) 551-3721 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief